Biofrontera AG, Leverkusen:

Publication pursuant to Section 111c AktG for distribution throughout Europe

On March 11, 2020, Biofrontera AG, Leverkusen (“Company”) has entered into an agreement with Maruho Deutschland GmbH, Düsseldorf (“Lender”) to support the ongoing capital market activities of the Company as described below (“Agreement” or “Contract”). The Lender holds more than 20 % of the shares in the Company and is therefore a related party within the meaning of Section 111a (1) of the German Stock Corporation Act (AktG).

The subject matter of the Agreement is the issuance of the 0.5 % qualified subordinated mandatory convertible bond 2020/2024 (ISIN: DE000A254RS9) and the 1.00 % qualified subordinated mandatory convertible bond 2020/2026 (ISIN: DE000A254RR1) by the Company (together “Mandatory Convertible Bonds”). Further details on the Mandatory Convertible Bonds can be found in the announcements on their subscription offers to shareholders in the Federal Gazette on February 28, 2020. In the event that not all Mandatory Convertible Bonds are subscribed for under the statutory subscription right, the Mandatory Convertible Bonds not subscribed for under the statutory subscription right will be offered for purchase (“Placement”) by the issuing bank commissioned by the Company (also referred to as the “Borrower”) at the subscription price (“Subscription Price”) to new investors who are not yet shareholders of the Company. In the Agreement, the Lender agrees to make shares in the Company available to the Borrower for the Placement as a share loan. If new investors who are not yet shareholders of the Company can be acquired in this way, the issuing bank may, within the framework of the Placement, make available to them already existing shares of the Company from the share loan agreed between the Lender and the Borrower for placement at a price corresponding to the Subscription Price per share and acquire a corresponding number of new shares by subscription and conversion of Mandatory Convertible Bonds and transfer them back to the Lender. The Company will allocate a corresponding number of Mandatory Convertible Bonds to the Borrower. In the Agreement, the Company also agrees to fully reimburse the Lender for the costs incurred by the latter in connection with the share loan, including any custodian fees for the transfer of the loaned shares and the costs of the Lender’s legal advisors, upon presentation of supporting evidence. In addition, in the event that the Mandatory Convertible Bonds are not converted and the Borrower is therefore not able to repay the share loan, the Company has agreed to grant the Lender a payment corresponding to the difference between the closing price per share of the Company in XETRA trading on the Frankfurt Stock Exchange on the day of transfer of the loaned shares to the Borrower (the “Reference Price”) and the Subscription Price per convertible bond, multiplied by the number of loaned shares placed with investors. If the Subscription Price is higher than the Reference Price, no compensation is payable. The Company does not grant the Lender a fixed remuneration.

The exact volume of the transaction cannot be quantified, as this depends on possible future developments, as described above. The Supervisory Board of the Company has approved the Agreement.